EXHIBIT 22.1

SUBSIDIARY GUARANTOR

Each of the senior unsecured notes listed below have been issued by Icahn Enterprises L.P. (“Icahn Enterprises”) and Icahn Enterprises Finance Corp. (“Icahn Enterprises Finance”), as co-issuers, and are guaranteed by Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”).

Icahn Enterprises has a 99% limited partner interest in Icahn Enterprises Holdings, which owns substantially all the assets and liabilities of, and conducts substantially all the operations of, Icahn Enterprises. Icahn Enterprises Finance is a wholly owned finance subsidiary of Icahn Enterprises.

6.250% senior unsecured notes due 2022
6.750% senior unsecured notes due 2024
4.750% senior unsecured notes due 2024
6.375% senior unsecured notes due 2025
6.250% senior unsecured notes due 2026
5.250% senior unsecured notes due 2027
4.375% senior unsecured notes due 2029